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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)

                   CHARTER COMMUNICATIONS INTERNATIONAL, INC.
                               (Name of Issuer)

                        COMMON STOCK, $.00001 PAR VALUE
                        (Title of Class of Securities)

                                  161174-10-7
                                (CUSIP number)



                                 DAVID G. OLSON
                             1701 HERMANN DR., #25G
                              HOUSTON, TEXAS 77004
                          (Name, Address and Telephone
                         Number of Person Authorized to
                       Receive Notices and Communications)


                                January 29, 1997
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)



                               Page 1 of 6 Pages

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                                  SCHEDULE 13D

CUSIP NO.  161174-10-7                                         PAGE 2 OF 6 PAGES
          ------------

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1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  THE AURUM GROUP LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                   (b) / /
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3 SEC USE ONLY

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4 SOURCE OF FUNDS*

  PF
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(D) OR 2(E)                                                     / /
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6 CITIZENSHIP OR PLACE OF ORGANIZATION

  TEXAS
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  NUMBER OF             7 SOLE VOTING POWER
   SHARES                 1,753,629
BENEFICIALLY           ---------------------------------------------------------
  OWNED BY              8 SHARED VOTING POWER
   EACH                ---------------------------------------------------------
 REPORTING              9 SOLE DISPOSITIVE POWER
  PERSON                  1,753,629
   WITH                ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,753,629
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   6.3%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 OF 7


                               Page 2 of 6 Pages

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ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, $.00001 par value (the "Common Stock"), of Charter Communications International, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 17100 El Camino Real, Houston, Texas 77058.


ITEM 2.  IDENTITY AND BACKGROUND.

     The Aurum Group Limited Partnership ("Aurum") is a limited partnership formed under the laws of Texas. Aurum's principal business is holding and investing assets on behalf of its limited partners. Aurum's address is 1701 Hermann Drive #25G, Houston, Texas 77004.

     Potere Management, Inc., a Texas corporation ("Potere"), as the general partner of Aurum, may be deemed to beneficially own the stock reported herein as owned by Aurum. Potere's principal business is the management of Aurum's investments and providing associated consulting services. Potere's address is 1701 Hermann Drive #25G, Houston, Texas 77004.

     David G. Olson ("Olson") may be deemed to beneficially own the stock reported herein as owned by Aurum and owned by or deemed to be owned by Potere. Mr. Olson is the President of Potere, its sole shareholder, and is a beneficiary of certain trusts which are limited partners of Aurum. Mr. Olson is also a director and the Chief Executive Officer of the Company. Mr. Olson is a citizen of the United States of America. His address is 1701 Hermann Drive #25G, Houston, Texas 77004.

     None of Aurum, Potere or Olson (collectively referred to as the "Reporting Persons") has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On January 29, 1997, Aurum purchased 500,000 shares of Common Stock in a private placement by paying cash and converting certain debts owed by the Company to Aurum. The purchase price for the restricted stock received by Aurum was $1.00 per share. The purchase reported herein was Aurum's first since the Company registered its



                               Page 3 of 6 Pages

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Common Stock on Form 8-A pursuant to Section 12(g) of the Securities Exchange
Act of 1934.


ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the purchase by Aurum reported herein was investment. Aurum anticipates that in the near future it may distribute some portion of the Common Stock it owns to some or all of its limited partners. Except as otherwise set forth in this Schedule 13D, Aurum and the persons named herein do not have any plans or proposals which relate to or which would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the business or corporate structure of the Company;

          (g) Changes in the charter, bylaws or instruments corresponding thereto of the Company or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.



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     Aurum and the persons named herein may change the purpose of its investment and may develop plans or proposals relating to the foregoing in the future.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As of the date hereof, Aurum owns 1,753,629 shares of Common Stock, representing approximately 6.3% of the issued and outstanding Common Stock of the Company. Potere holds options to purchase 50,000 shares of Common Stock which are exerciseable within sixty days and may be deemed to beneficially own the Common Stock owned by Aurum. Olson may be deemed to beneficially own the Common Stock beneficially owned by Aurum and Potere.

     Aurum has the sole power to vote and dispose of all of the Common Stock owned by it, except to the extent that Potere and Olson, as the General Partner and President of the General Partner, respectively, may be deemed to share such power.

     During the past 60 days, Aurum has effected the following transactions in Common Stock:

     (1) Contribution to the capital of the Company of 210,692 shares of Common Stock of the Company effective January 29, 1997.

     (2) Transfer of an aggregate of 278,856 shares of Common Stock in private transactions without receiving any consideration therefor.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Aurum is a party to a Registration Rights Agreement (the "Registration Rights Agreement") dated September 4, 1996, pursuant to which the Company has agreed to register shares of Common Stock on behalf of Stephen E. Raville, Patrick E. Delaney and Aurum (collectively, the "Stockholders") under certain circumstances. The Registration Rights Agreement provides that the Company will use its reasonable best efforts to file a "shelf registration" covering all of the Common Stock (or such lesser number as they shall agree) held by the Stockholders as of the date of the Registration Rights Agreement upon the request of any of the Stockholders.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.



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     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                              THE AURUM GROUP LIMITED PARTNERSHIP
                                   By: Potere Management, Inc.,
                                   its General Partner


                                   By /s/ David G. Olson
                                      ----------------------------
                                       David G. Olson, President










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